Exhibit 99.1

PRESS RELEASE

Steakholder Foods™ Reports Financial Results for Q2 2022
and Provides Business Update

The company continued to develop the technology, R&D and marketing infrastructure necessary to accelerate toward commercialization of cultured meat

Rehovot, Israel, August 24, 2022 – Steakholder Foods (Nasdaq: STKH), formerly MeaTech 3D Ltd. (Nasdaq: MITC), an international deep-tech food company at the forefront of the cultured meat industry, today released its financial results for Q2 2022 and provided a business update.

Steakholder Foods is developing high quality beef, chicken, pork, and seafood products made from animal cells rather than farm-raised animals — as whole cuts, ground and raw materials — that are safer and with significantly less impact than conventional meat.

Q2 2022 Financial Results Summary

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Research and development expenses totaled $2.3 million in the three months ending June 30, 2022 compared to $1.8 million in the same period in 2021. The 28% increase reflects the company’s growing investment in research and development as it achieves its milestones and expands its cultured meat technology capabilities.

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General and administrative expenses totaled $1.6 million in the three months ending June 30, 2022 compared to $1.4 million in the same period in 2021. The 12% increase was primarily due to increased salary expenses and increased payments for legal and professional services.

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Marketing expenses totaled $0.9 million in the three months ending June 30, 2022 compared to $0.3 million in the same period in 2021. The increase is mainly due to the company’s increased salary expenses and growing investment in its US and global marketing activities.

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Operating loss totaled $4.8 million in the three months ending June 30, 2022 compared to $3.5 million in the same period in 2021. The 37% increase in the operating loss reflects the company’s growing investment in research and development as well as marketing activities.

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Total comprehensive loss was $6.6 million in the three months ending June 30, 2022 or 3 cents per ordinary share ($0.33 per ADS) compared to $3.2 million or 3 cents per ordinary share ($0.33 per ADS) in the same period in 2021.

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Cash flow used in operating activities totaled $7.4 million in the six months ending June 30, 2022, compared to $5.0 million in the same period in 2021, reflecting a 48% increase, due mainly to the increased expenditures of the company’s growing activities, including the addition of Peace of Meat as a subsidiary as of March 2021.

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Cash flow used in investment activities totaled $2.5 million in the six months ending June 30, 2022 compared to $6.3 million in the same period in 2021, reflecting a 61% decrease due mainly to the non-recurring acquisition of Peace of Meat in 2021.

•	Cash flow from financing activities was $0.3 million in the six months ending June 30, 2022 compared to $29.1 million in the same period in 2021, during which the company’s Nasdaq IPO took place.

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Cash and cash equivalents were $8.4 million on June 30, 2022 compared to $19.2 million at year-end 2021. The 56% decrease was mainly due to the company’s ongoing operations. On July 5, 2022, the company raised gross proceeds of $6.5 million in equity. Pro forma to the capital raised and net after associated fees, the cash position as of June 30th is approximately $14.2 million.

•	Current assets decreased to $10.8 million on June 30, 2022, a 51% decrease from $22.1 million at year-end 2021 due to its ongoing operations.

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Non-current assets increased by 20% to $22.4 million on June 30, 2022 from $18.5 million at year-end 2021, due mainly to a $3.2 million long-term lease asset of its new premises, offset by the recognition of a lease liability in the same amount in accordance with IFRS requirements.

•	Total capital decreased 30% to $26.4 million on June 30, 2022, down from $37.6 million at year-end 2021. The decrease was mainly due to ongoing operations.

Arik Kaufman, Steakholder Foods’s Chief Executive Officer & Founder: "We continue to proceed at a rapid pace with our plans and are very pleased with the progress the company has made in this quarter and in general. The $6.5m in capital we raised early in Q3 gives us continued resources to continue moving forward in our mission, and our recent rebranding better reflects the company’s vision, direction, and uniqueness in the industry. We’re aiming high, and we truly believe that everyone should be able to continue safely and securely enjoying real, delicious meat sustainably.”

Business highlights

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In April 2022, the company announced development of a unique multi-nozzle 3D bioprinting system for highly precise industrial scale production of cultured meat products. The innovative 3D bioprinting technology will be offered to third parties by a wholly owned private Steakholder Foods subsidiary as an additional revenue stream and to accelerate commercialization.

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In May 2022, Steakholder Foods joined the United Nations Global Compact, committing to ten universally accepted principles in the areas of human rights, labor, environment, and anti-corruption and to act in support of UN goals and issues embodied in the UN’s Sustainable Development Goals (SDGs).

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In May 2022, Peace of Meat signed a strategic agreement with ENOUGH, a leader in the field of mycoprotein, a fungi-based fermented food ingredient, to accelerate commercialization. This innovative initiative is expected to create game-changing hybrid alternative meat products that better resemble the flavor, aroma, texture, and even nutritional value of conventional meat.

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In May 2022, the company announced the development of a unique, multi-nozzle 3D bioprinting system for industrial scale production of complex cultured meat products without impacting cell viability. The company plans to offer the technology to third parties via a wholly owned private Steakholder Foods subsidiary as an additional revenue stream and to accelerate commercialization.

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In June 2022, the company was granted its first patent out of several currently pending. The patent, issued by IP Australia, is based on the company's development of systems and methods to apply external forces to muscle tissue that result in the development of high-quality complex structured meat. This achievement strengthens the company's IP and accelerates its commercialization efforts as the leading developer of high-quality whole-cut cultivated meat products and provider of technology and services to third parties players.

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In July 2022, the company completed a $6.5 million registered direct offering with a leading institutional investor, pointing to strong support from international capital markets as part of the company’s strategy.

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In July 2022, a collaboration was revealed with Umami Meats, a Singaporean cultured seafood company. This collaboration opens a door for both companies into the Asian market, and Singapore specifically, which is currently the only country that has authorized the production and distribution of cultured meat. Steakholder Foods also sees this collaboration as an opportunity to make a valuable contribution to the preservation of marine ecosystems and wildlife.

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In July 2022, Peace of Meat, the company's wholly owned Belgian subsidiary, announced the establishment of a stable and unique avian cell line with a clear upscaling path. Peace of Meat's cultured avian capabilities opens the door to commercialization in the hybrid foods market.

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In August 2022, the company rebranded itself as Steakholder Foods Ltd. and changed its ticker on the Nasdaq to STKH. The new name and brand reflects the company’s commitment to cultivating a new community of meat lovers who wish to support and participate in the company’s mission to make high-quality real meat sustainably.

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In August 2022, the company announced its initiation of cultured pork development using a porcine cell line with significantly greater lifespan and scalability. The new induced pluripotent porcine stem cell line (iPS) enables the company to continue diversifying its species portfolio and accelerate its market readiness for cultured pork production.

About Steakholder Foods

Steakholder Foods Ltd., formally MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker STKH (formally MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Relations Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040